April 22, 2020

Jacob Chacko, M.D.
President and Chief Executive Officer
Oric Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

       Re: Oric Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 20, 2020
           File No. 333-236792

Dear Dr. Chacko:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 20, 2020

Risk Factors
Our amended and restated bylaws that will become effective upon the closing of this offering provide..., page 79

1. We note that your forum selection provision identifies a state court located within the
       State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising
 Jacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
April 22, 2020
Page 2
      under the Exchange Act. We also note that your forum selection provision includes an exclusive federal forum provision for Securities Act claims. Please state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your auditors remove the restrictive language from their report and consent and sign them in the filing for which you request effectiveness.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameJacob Chacko, M.D.
                                                             Division of
Corporation Finance
Comapany NameOric Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
April 22, 2020 Page 2
cc:       Melissa Rick, Esq.
FirstName LastName